Exhibit 99.1

LION GROUP HOLDING LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 23, 2024

Notice is hereby given that Lion Group Holding Ltd., a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 10:00 a.m., local time, on December 23, 2024 (the “Annual General Meeting”) at 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693, to consider and, if thought fit, to pass the following resolutions:

1.	RESOLVED as an ordinary resolution: to elect the following persons as Class II Directors of the Company to continue to act in such capacity upon the expiry of their current term, pursuant to the Company’s Articles of Association:

a.	Chunning WANG

b.	Anthony Lau Hoi Ho

c.	Tak Wing Lo

2.	RESOLVED as an ordinary resolution: to ratify, confirm, approve and adopt the appointment of HTL International, LLC as auditor of the Company for the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

3.	a. RESOLVED as an ordinary resolution: to approve the sub-division of each authorized share of the Company of a par value of US$0.0001 into 1,000 shares with a par value of US$0.0000001 with the result of an authorized capital of 50,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 40,000,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each; and (c) 2,500,000,000,000 preferred Shares of a par value of US$0.0000001 each (the “Increase of Authorized Shares”).

b. RESOLVED as a special resolution: to approve that Section 6 of the forth amended and restated memorandum of association of the Company being replaced with the following:

“6. The capital of the Company is US$5,000,000 divided into 50,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 40,000,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each; and (c) 2,500,000,000,000 preferred Shares of a par value of US$0.0000001 each. Subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided. Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine.”

4.	RESOLVED as a special resolution: to approve the fifth amended and restated memorandum of association and the fourth amended and restated articles of association of the Company in connection with the increase by the Company of the number of votes attached to Class B Ordinary Shares of the Company (the “Class B Ordinary Shares”) from one hundred (100) votes per Class B Ordinary Share to ten thousand (10,000) votes per Class B Ordinary Share (the “Increase of Voting Rights of Class B Ordinary Shares”).

5.	RESOLVED as an ordinary resolution, to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 5.

You can find more information about each of these items in the attached proxy statement. Only holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) registered in the register of members at the close of business on November 22, 2024, New York time, can vote at the Annual General Meeting or at any adjournment that may take place. If you are a holder of American Depositary Shares, please see the discussion in the attached proxy statement under the heading “Voting by Holders of American Depositary Shares.”

We cordially invite all holders of Ordinary Shares to attend the Annual General Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy needs not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your form of proxy and then decide to attend the Annual General Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Chunning Wang, Chief Executive Officer, Lion Group Holding Ltd., 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693, and must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof. This notice of the Annual General Meeting of Shareholders and the attached proxy statement are also available through our website at http:// ir.liongrouphl.com.

By Order of the Board of Directors,

/s/ Chunning Wang
Chunning Wang
Chief Executive Officer and Director

Date: November 25, 2024

LION GROUP HOLDING LTD.

PROXY STATEMENT

General

The board of directors of Lion Group Holding Ltd., a Cayman Islands company (the “Company”), is soliciting proxies for the annual general meeting of shareholders to be held on December 23, 2024 at 10:00 a.m., local time, or at any adjournment or postponement thereof (the “Annual General Meeting”). The Annual General Meeting will be held at 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693.

Record Date, Share Ownership and Quorum

Record holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) as of the close of business on November 22, 2024, New York time, are entitled to vote at the Annual General Meeting. As of November 22, 2024, 1,126,519,049 of our Class A Ordinary Shares, par value US$0.0001 per share, and 65,387,845 of our Class B Ordinary Shares, par value US$0.0001 per share, were issued and outstanding. As of November 22, 2024, approximately 1,086,488,550 of our Class A Ordinary Shares were represented by American Depositary Shares (“ADSs”). One or more holders of Ordinary Shares which represent, in aggregate, a majority of the paid up voting share capital of the Company present in person or by proxy or, if a corporation or other non-natural person, by its authorized representative shall be a quorum for all purposes.

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1-5.

Voting and Solicitation

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Annual General Meeting, and each Class B Ordinary Share shall be entitled to one hundred (100) votes on all matters subject to the vote at the Annual General Meeting.

At the Annual General Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. Except as required by applicable law and subject to the terms and conditions of the Articles, the holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all matters submitted to a vote at the Annual General Meeting. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to pass each of the proposed resolutions submitted to a vote at the Annual General Meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Annual General Meeting in person or by completing, dating, signing and returning the enclosed form of proxy to the attention of Chunning Wang, Chief Executive Officer, Lion Group Holding Ltd., 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693. The form of proxy must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Annual General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote against each of the proposed resolutions submitted to a vote at the Annual General Meeting. Broker non-votes will have the same effect as a vote against each of the proposed resolutions submitted to vote at the Annual General Meeting.

Please refer to this proxy statement for information related to the proposed resolutions.

Voting by Holders of American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary of the ADSs, has advised us that it intends to mail to all record owners of ADSs a voting instruction card and a depositary notice for record owners of ADSs. Upon the written request of an owner of record of ADSs by such owner’s delivery of a properly completed, dated and signed voting instruction card to Deutsche Bank Trust Company Americas prior to 10:00 am, New York City time on December 16, 2024, Deutsche Bank Trust Company Americas will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A Ordinary Shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Deutsche Bank Trust Company Americas has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Class A Ordinary Shares represented by all of our ADSs, only Deutsche Bank Trust Company Americas may vote those Class A Ordinary Shares at the Annual General Meeting.

In the event that the Deutsche Bank Trust Company Americas timely receives voting instructions from a holder which fail to specify the manner in which the depositary is to vote the Class A Ordinary Shares represented by such holder’s ADSs, the depositary shall (unless otherwise specified in the notice distributed to holders) deem such holder to have instructed the depositary to give a discretionary proxy to a person designated by the Company with respect to such the Class A Ordinary Shares and the depositary shall give a discretionary proxy to a person designated by the Company to vote such Class A Ordinary Shares.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Lion Group Holding Ltd., if you hold our Ordinary Shares, or to Deutsche Bank Trust Company Americas if you hold ADSs representing our Class A Ordinary Shares.

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the Company’s website. The 2023 annual report for the year ended December 31, 2023 (the “2023 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s ADSs. You may obtain a copy of our 2023 Annual Report by visiting the “Investor Relations” heading under the “Financial Information” section of the Company’s website at https://ir.liongrouphl.com/#/Overview. If you want to receive a paper or email copy of the Company’s 2023 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@liongrouphl.com.

PROPOSAL 1

The Election of Directors

The nominees listed below (the “Director Nominees”) have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for re-election as directors of the Company. Unless such authority is withheld, proxies will be voted for the re-election of the persons named below, each of whom has been designated as a nominee. If, for any reason not presently known, any person is not available to serve as a director, another person who may be nominated will be voted for in the discretion of the proxies.

Unless you indicate otherwise, shares represented by executed proxies in the form enclosed will be voted for the election of each nominee unless any such nominee shall be unavailable, in which case such shares will be voted for a substitute nominee designated by the Board.

Director Nominees

The Director Nominees recommended by the Board are as follows:

Name	Age	Position/Title
Chunning Wang	45	Director, Chief Executive Officer (Class II)
Anthony Lau Hoi Ho	38	Independent Director (Class II)
Tak Wing Lo	37	Independent Director (Class II)

Information Regarding the Company’s Directors and Nominees

Chunning Wang is our Chief Executive Officer. Mr. Wang joined Lion in May 2019 and has been responsible for Lion’s fund raising activities. Prior to joining Lion, Mr. Wang held positions of chief executive officer, director and vice chairman of the board at Carnival Group International Holdings Limited (0996.HK), one of China’s leading operators of large-scale integrated tourism, hospitality and retail attractions, from 2017 to 2019. Mr. Wang has more than a decade of experience in the banking industry. From 2016 to 2017, Mr. Wang served as an assistant chief executive officer at Hengfeng Bank Co., Ltd. (Shanghai branch), where he was responsible for corporate business. Previously, Mr. Wang worked at China Minsheng Banking Corporation Limited for around six years, where he started as a product manager in the bank’s head office in the PRC in 2006, and later ended up serving as a general manger in the bank’s Hong Kong branch in 2015, primarily responsible for the bank’s overseas mergers and acquisition and other large-scale projects. Mr. Wang received his bachelor’s degree in Industrial Foreign Trade from International Business School of Hunan University in 2000, and obtained a master’s degree in management from The Faculty of Commerce and Business Administration of The University of British Columbia in 2005.

Anthony Lau Hoi Ho is our independent director. Since January 2023, Mr. Anthony Lau Hoi Ho has been serving as a managing director of Vanzbon CPA Co., Limited, where he provides technical support for audit assignment. Starting from March 2022, Mr. Anthony Lau Hoi Ho has been an FP&A manager of Guest Supply Asia Pacific, where he leads the budgeting and analysis function of APAC area. Mr. Ho was a commercial finance manager at Pandora between November 2020 and February 2022, where he led the finance function of Hong Kong, Macau, and Taiwan with market leaders. Prior to that, Mr. Ho was a brand management controller at L’Oréal Hong Kong Limited between May 2018 and November 2020. Mr. Ho obtained his bachelor’s degree in Accountancy from The Hong Kong Polytechnic University in June 2007. Mr. Ho is an authorized supervisor, practicing accountant, and certified public accountant at Hong Kong Institute of Certified Public Accountants.

Tak Wing Lo serves on our board. Since December 2022, Mr. Lo has been serving as the responsible officer of Tianda Financial Limited, a company principally engaged in the provision of financial services. From February 2018 to January 2023, Mr. Lo served as the head of corporate finance of Zhenro Properties Group Limited (HKEx: 06158), a company principally engaged in real estate development and property leasing. Mr. Lo obtained a Master of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology and a Bachelor of Arts degree in Accountancy from the Hong Kong Polytechnic University, in 2012 and 2007, respectively.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to elect all of the Director Nominees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE DIRECTOR NOMINEES.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected HTL International, LLC, independent registered public accounting firm, to audit our financial statements for the fiscal year ended December 31, 2024. Ratification of the selection of HTL International, LLC by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2024 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain HTL International, LLC, but may, in their discretion, retain HTL International, LLC. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Representatives from HTL International, LLC will not be in attendance at the 2024 Annual Meeting.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, RATIFICATION OF
APPOINTMENT OF INDEPENDENT AUDITORS AS DESCRIBED IN THE PROPOSAL 2

PROPOSAL 3A-B

The Increase of the Company’s Authorized Shares and the Resulting Amendment to the Company’s Memorandum of Association

Proposal 3A

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to increase of the Company’s authorized share and change the par value of the Company’s authorized shares from US$5,000,000 divided into 50,000,000,000 shares of a par value of US$0.0001 each, comprising of 40,000,000,000 Class A ordinary shares, 7,500,000,000 Class B ordinary shares, and 2,500,000,000 preferred shares of a par value of US$0.0001 each, by the creation of an additional 39,960,000,000,000 Class A ordinary shares, 7,492,500,000,000 Class B ordinary shares, and 2,497,500,000,000 preferred shares of a par value of US$0.0000001 each, such that the authorized share shall be US$5,000,000 divided into 50,000,000,000,000 shares of a par value of US$0.0000001 each, comprising of 40,000,000,000,000 Class A ordinary shares, 7,500,000,000,000 Class B ordinary shares, and 2,500,000,000,000 preferred shares of a par value of US$0.0000001 each (the “Increase of Authorized Shares”).

The Increase of Authorized Shares must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Annual General Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative.

Proposal 3B

If our shareholders approve proposal 3A, our Board of Directors will seek the shareholders’ approval to amend the Company’s forth amended and restated memorandum of association accordingly. The amendment to the existing memorandum or association of the Company must be approved by a special resolution which requires the affirmative vote of not less than two-thirds of the votes cast at the Annual General Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative.

If the shareholders approve this proposal, our Board of Directors will instruct the registered office to file the notice to amend the forth amended and restated memorandum of association with the Cayman Islands Registrar of Companies at any time after the approval of the Increase of Authorized Shares. The resolutions put to the shareholders to consider and to vote upon at the Annual General Meeting in relation to increasing the authorized share capital of the Company and amending the Company’s fourth amended and restated memorandum of association are:

“IT IS HEREBY RESOLVED, as a special resolution, that:

(A)	Section 6 of the fourth amended and restated memorandum of association of the Company be replaced with the following:

“6. The capital of the Company is US$5,000,000 divided into 50,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 40,000,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each; and (c) 2,500,000,000,000 preferred Shares of a par value of US$0.0000001 each. Subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided. Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a majority of not less than two-thirds the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the fifth amended and restated memorandum of association and the Increase of Authorized Shares.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3A-B.

PROPOSAL 4

The Increase by the Company of the number of votes attached to the Class B Ordinary Shares

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to approve the fifth amended and restated memorandum of association and the fourth amended and restated articles of association of the Company in connection with the increase by the Company of the number of votes attached to Class B Ordinary Shares of the Company (the “Class B Ordinary Shares”) from one hundred (100) votes per Class B Ordinary Share to ten thousand (10,000) votes per Class B Ordinary Share (the “Increase of Voting Rights of Class B Ordinary Shares”).

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a majority of not less than two-thirds the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the fifth amended and restated memorandum of association and the fourth amended and restated articles of association and the Increase of Voting Rights.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4.

PROPOSAL 5

The Adjournment Proposal

The adjournment proposal, if approved, will request the chairman of the Annual General Meeting (who has agreed to act accordingly) to adjourn the Annual General Meeting to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our stockholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals in this proxy statement. If the adjournment proposal is not approved by our stockholders, the chairman of the meeting has the power to adjourn the Annual General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals.

Vote Required and Board of Directors’ Recommendation

If a majority of the votes of the shares which were present in person or by proxy and voting on the matter at the Annual General Meeting vote for the adjournment proposal, the chairman of the Annual General Meeting will exercise his or her power to adjourn the meeting as set out above.

Recommendation

The Company’s Board of Directors recommends that you vote “FOR” the adjournment proposal.

OTHER MATTERS

We know of no other matters to be submitted to the Annual General Meeting. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Chunning Wang
Chunning Wang
Chief Executive Officer and Director

Date: November 25, 2024